Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Mycroft AI Inc.
300 E 39th
Kansas City, MO 64111
https://mycroft.ai/

Up to $4,999,999.20 in Series Seed-2 Non-Voting Preferred Stock at $1.70
Minimum Target Amount: $9,999.40

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Mycroft AI Inc.
Address: 300 E 39th, Kansas City, MO 64111
State of Incorporation: DE
Date Incorporated: February 01, 2016

Terms:

Equity

Offering Minimum: $9,999.40 | 5,882 shares of Series Seed-2 Non-Voting Preferred Stock
Offering Maximum: $4,999,999.20 | 2,941,176 shares of Series Seed-2 Non-Voting Preferred Stock
Type of Security Offered: Series Seed-2 Non-Voting Preferred Stock
Purchase Price of Security Offered: $1.70
Minimum Investment Amount (per investor): $499.80

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

<u>**Investment Incentives and Bonuses**</u>

Previous Backer Bonus:

For any previous backers or investors in Mycroft AI, when you invest in this live offering you will receive an additional 3% bonus shares.

Time-Based:

<u>Friends and Family Early Birds:</u>

Invest within the first 72 hours and receive an additional 7% bonus shares.

<u>Super Early Bird Bonus:</u>

Invest within the next 72 hours and receive an additional 5% bonus shares.

<u>Early Bird Bonus:</u>

Invest within the next 7 days and receive an additional 3% bonus shares.

Amount-Based:

Each investor who invests at the minimum investment level or above will be receiving a copy of Joshua Montgomery's first children's book: Mycroft and the Patent Trolls.

Tier 1- Open Source Enthusiast - $500+

Receive a printed copy of Mycroft and the Patent Trolls

Tier 2 - Privacy Ally - $1000+

Receive a printed copy of Mycroft and the Patent Trolls, plus Privacy devices

Tier 3 - Investment Leader - $5000+

Receive a printed copy of Mycroft and the Patent Trolls, plus Privacy devices and a Travel Bag

Tier 4 - Development Supporter - 7000+

Receive a printed copy of Mycroft and the Patent Trolls plus a Challenge Coin

Tier 5 - Inside Partner - $10,000+

Receive a printed copy of Mycroft and the Patent Trolls, Privacy devices, Travel Bag, Challenge Coin, Notebook, plus a call with Joshua and Michael

Tier 6 - Team Member - $25,000+

Receive a printed copy of Mycroft and the Patent Trolls, Privacy devices, Travel Bag, Challenge Coin, Notebook, plus a dinner with Joshua and Michael in LA

**All perks occur when the offering is completed.*

** Note these perks do stack with the other live offering perks. All perks occur when the offering is completed.*

** All perks occur when the offering is completed which will be the highest bonus rate they are eligible for.*

Description of Perks

Mycroft and the Patent Trolls: A harrowing tale of knights and heroes fighting for truth and justice. Mycroft and the Patent Trolls addresses a complex topic in an accessible and fanciful way.

Challenge Coin: Military challenge coins date back to World War I when a young airman was saved from execution as a saboteur when he was able to produce a bronze coin with his unit's insignia. Our challenge coins are unique and tell a story about who we are, where we came from and where we are going.

Privacy Devices: Protect yourself and your computer with these video and audio security devices. Cover your webcam and audio port for absolute privacy.

Moleskin notebook: Take notes in style while showing your support privacy and open source.

Travel bag: Keep all of your electronic cables and small peripherals neatly contained

while showing your Mycroft support.

30 Minute call with Michael Lewis, CEO and Joshua Montgomery, Founder

Dinner in LA with Michael Lewis, CEO and Joshua Montgomery, Founder.

The Company and its Business

Company Overview

Mycroft occupies the open source segment of the $25B voice assistant market. Our customers are interested in using voice technology in their personal lives or businesses, but don't want to be spied on by Big Tech.

We believe Mycroft's opportunity is huge because the voice assistant industry is one of the fastest-growing segments of the technology market.

Mycroft has developed one of the only privacy-respecting fully integrated voice assistant platform that includes on-device software, a cloud management suite, and a marketplace for 3rd party applications.

Our company has benefited from investments and engagements from fantastic accelerators like Techstars, 500 Startups, MassChallenge, K-Startup, HelloTomorrow as well as direct investments from institutional investors like Social Starts, Torra Capital, T2M Capital, Deep Space Ventures, MTC, Crowdfunder VC Index Fund, Asymmetry Ventures, Hockey Stick Investments, Jaguar Land Rover and thousands of individual investors like you.

We've proved that customers are willing to pay for privacy by selling out of our Mark I smart speaker and generating more than $1M in pre-orders for our Mark II device.

This year we're planning to increase our mass production of our reference device and work with 3rd parties to adopt and integrate our technology into a wide variety of devices and services. Even now our technology is in use in Q-Bo robots, Chatterbox educational devices, Neon medical assistants and Plasma powered set-top boxes.

Because our business model relies on subscriptions for software updates and upgrades, we directly benefit from every device using our platform, whether we made it or not. In fact, more than 95% of the people using Mycroft are doing so on their own single-board computer, laptop, or robot device.

Mycroft was founded as an LLC in 2015 after completing the largest Kickstarter ever to come out of the state. In order to accept an investment from Techstars the company incorporated in the state of Delaware as a C corp in 2016 and converted the original LLC. We have registered offices in Missouri and Kansas with employees in places as far-flung as Florida and Australia.

The company is currently involved in patent litigation with a patent assertion entity which is ongoing. Please refer to our risk factor section for further details regarding

the matter.

Competitors and Industry

Mycroft is one of a small number of companies shipping a complete voice assistant stack. The other companies are uniformly Big Tech companies like Google, Amazon, Samsung, Tencent, and Alibaba.

At Mycroft, our community thinks of these companies as surveillance capitalists. The devices they shop are not products, but mechanisms for monitoring and monetizing users. It is the users, not the speakers, that are their "product".

Despite privacy concerns (and the lack of an alternative), these companies have taken the voice assistant market from a niche in 2015 to the fastest growing market in the technology sector in 2021. And research shows that 20% of this market wants a smart speaker, but doesn't want to be surveilled by Big Tech. We believe it is a multi-billion dollar opportunity.

Current Stage and Roadmap

Mycroft shipped its first generation smart speaker, the Mark I, in 2017 to more than 56 countries. The company's community includes more than 60,000 developers and early adopters on all seven continents (we've had a developer at McMurdo Station, Antarctica). In early 2021 Mycroft shipped its second-generation Mark II Developer Kits and expects to ship the retail version of the Mark II in late 2021. By selling the Mark II in significant quantities we have demonstrated real-world demand for and the viability of our privacy-first approach.

In the future, software services and licensing are expected to be the company's primary source of revenue. Mycroft already has several companies using its platform in production and plans to develop partnerships with established speaker makers and other companies to ship a variety of devices powered by Mycroft's software. This will expand our market and change our hardware focus to developing flagship products that demonstrate the latest developments in voice and AI technology.

The Team

Officers and Directors

Name: Michael Lewis

Michael Lewis's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: March 13, 2020 - Present
  Responsibilities: Technology and business vision, team management, financial planning. CEO and founders have no executive compensation. Michael has a

token $36,000 yearly salary.

- **Position:** Secretary
  Dates of Service: April 03, 2020 - Present
  Responsibilities: Company record keeping

Name: Joshua Montgomery

Joshua Montgomery's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: March 13, 2020 - Present
  Responsibilities: Business development, marketing. Joshua takes a token salary of $10,285 annually.

Other business experience in the past three years:

- **Employer:** Mycroft AI
  Title: CEO
  Dates of Service: February 01, 2016 - March 13, 2020
  Responsibilities: Founder

Other business experience in the past three years:

- **Employer:** US Air Force
  Title: Major
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Personnel management, operational readiness.

Other business experience in the past three years:

- **Employer:** Wicked Broadband
  Title: Founder
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Owner/operator

Name: Kris Adair

Kris Adair's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Treasurer

Dates of Service: April 03, 2020 - Present
Responsibilities: Accounting, reporting, taxes. Kris has an annual salary of $186,857.

- **Position:** CFO
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Managing cash flow and reviewing books

Other business experience in the past three years:

- **Employer:** Wicked Broadband
  Title: General Manager
  Dates of Service: April 03, 2020 - Present
  Responsibilities: Oversight of business operations.

Other business experience in the past three years:

- **Employer:** Guard Well Farm
  Title: Owner
  Dates of Service: January 23, 2019 - Present
  Responsibilities: Owner/operator

Name: Rob Ness

Rob Ness's current primary role is with Asymmetry Ventures. Rob Ness currently services 4 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: April 03, 2020 - Present
  Responsibilities: Board of Directors oversight of company strategy. Rob is not financially compensated for his position on the Board, nor does he receive any equity compensation.

Other business experience in the past three years:

- **Employer:** Asymmetry Ventures
  Title: Founder
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Fund management

Name: Derick Schweppe

Derick Schweppe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Design Officer
  Dates of Service: February 01, 2016 - Present
  Responsibilities: Work closely with the Design team, Developers, and Executives to bring Mycroft products to life. Main focus is industrial design but manages all aspects of the design. Derick receives an annual salary of $89,000 and has an equity compensation package of 450,000 shares.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Non-voting stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Mycroft is the world's leading open source voice assistant. It is private by default and completely customizable but it is in direct competition with some of the largest corporations including Google and Apple. One uncertain risk is how the technologies used in Alexa and Siri will develop while Mycroft is in the next phase of production. Though we intend to fully cover the market of people interested in privacy and adaptability, we do not know if either corporation will take affirmative steps such as not selling their customers data. While we want that on a societal level, desperately, this uncertainty is one risk that applies to the extent of our future market. Luckily is a lot more than a private alternative, it is also ready to operate differently depending on the user, even when multiple users are in the same room. These unique Mycroft personas will make our device a viable option no matter what developments our competitors come up

with.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a cost that allows the Company to make a profit and still attract business. As with all companies, Mycroft didn't see Covid-19 coming. The global supply chain is currently seeing major disruptions, especially in the electronics industry. If any parts of the Mycroft supply chain are interrupted, it will delay our ability to build and ship. Currently, some of the most difficult parts to obtain include, but are not limited to: Raspberry Pi, XMOS, and TAS5806MP. Ordering parts with such high market demand and low supply could, of course, drive up the price it costs us to build each Mark II, delay shipping, and possibly affect our profits.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. We are running a concurrent Regulation D funding. Though we have soft commitments and expect to have an initial closing within the month, before VCs sign the Stock Purchase Agreement and wire their investment circumstances could change which would change our postmoney valuation overall.

The transferability of the Securities you are buying is limited
Any Preferred Non-Voting stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. With a tech start-up like Mycroft, this means you might see a spike in the stock price that makes you wish you could sell, but need to hold it for the rest of the year.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive as previously mentioned. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Non-voting stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if

the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." While we have strong indicators that people want our product, including numerous articles cited on this platform, those "reservations" of product are not yet hard commitments. As with all things R&D we aren't sure exactly how much each additional development project will take and there is risk that money infusions will not come at the most opportune times. This is part of why we are running both a Regulation D and Regulation CF funding concurrently, to ensure maximum financial flow early in the next stage of development. This will enable the hiring of new engineers to supplement our team in creating even better versions of our product in the near future.

We may not have enough capital as needed and may be required to raise more capital.
As a hardware/software development company, Mycroft is constantly innovating. The open source nature of our product allows for a lot of that innovation for the user without much output by the company, but with big ideas comes big investment. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Depending on the amount of funding raised convertible notes may convert.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Our priority is to create a quality, private, open source, device that enables the user to do all the things they want to with a smart speaker but without having their data sold. In order to do that we will need to hire additional engineers, which will have incidental expenses like additional office space and other markers of growth. The executive team will need to make the on-the-ground decisions based on their understanding of the situation, which creates risk for you and the company as a whole. Luckily, we are all in this to reach success so decisions will be made with the best interest of Mycroft, and thus your investment, in mind.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical as we are both entering a competitive market of smart speakers and creating a new layer of the market amongst people who would not have had a smart speaker in their house ever for fear of data breach and sales. The extent of how large that new market can grow to be is unpredictable before we begin wide-scale marketing and production. Though they are based on market research and understanding, at this time they can only be management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable based on research of the current field. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products
While both Mark I and Mark II are functional and exciting private smart speaker systems, we are continuing to push the bounds of what is possible and are looking to take Mark II out of the prototype phase and into the production phase. To do that we are developing new hardware and software dependent on this fundraising round. The establishment of those new software and hardware products might not make it off the drawing board and into operational products, especially dependent on funding. As aforementioned, supply chain strains could also cause a delay or failure in release of a new product, or delay in production of our current products.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the research and development stage and have only manufactured a prototype for our Mark II . Delays or cost overruns in the development of Mark II and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing,

changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The Series Seed-2 Non-Voting Preferred Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. It may also reach some of its goals but not all of the benchmarks meaning that production will look different than we intend for it to. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. As our concurrent Regulation D funding may also have subsequent closings after the initial closing this type of risk can apply across both funding rounds.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have against competitors. These competitors include massive corporations like Google and Apple. These corporations already have large consumer buy-in that we will need to either supplant or add-on to. It is possible

that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Mycroft AI was formed on Feb 1, 2016. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycroft AI has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Mycroft's privacy-respecting voice AI platform is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
In the tech industry salaries can run high. This means that while we are creating software and hardware with awesome engineers they may intentionally be pulled away by other opportunities. To mitigate this risk we offer benefits and room for promotion. We also have options packages with four year vesting, to ensure longer term commitments and retention. The CEO has also taken only a token salary, as well as one founder, to have more money for engineer hiring.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties

will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. As we grow, we continue to take more things on in-house, and expect to continue to do so, to mitigate this risk in the long term.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Mycroft AI or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Mycroft AI could harm our reputation and materially negatively impact our financial condition and business.

Patent Litigation
The Company is involved in four lawsuits with a patent assertion entity, ("PAE"), regarding alleged patent infringement by the Company. Case 1: The Company is the defendant in a patent infringement suit filed by the PAE, in Kansas City, Missouri. The Company believes the "license fees" demanded by this PAE are unjustified and the allegations are spurious. The Company has refused to pay these "license fees", instead choosing to fight the allegations in court to protect its reputation and the entire open-source software development community. This case is currently stayed pending the outcome of two Inter Partes Reviews ("IPRs") filed with the US Patent and Trademark Office Patent Trial and Appeal Board ("PTAB"). Case 2: The Company is the plaintiff in a bad faith patent case filed against the patent abuser. Case 3: The Company is the petitioner in one of the two IPR filings that is seeking to invalidate the claims of the asserted patents. The Company believes that the asserted patents are not infringed by the Company's products, and that the claims will thus be declared invalid by the PTAB. As of May 2021, both IPR filings have been admitted by the PTAB, supporting the Company's belief that they are likely invalid. Case 4: A fourth case was brought in 2021 against the Company, Michael Lewis, the Company's CEO ("Lewis"), and Joshua Montgomery, the Company's President ("Montgomery"), by the PAE with a variety of claims. The Company, Lewis and Montgomery believe these claims have no merit and deny any and all wrongdoing. The Company considers this lawsuit to be an attempt to unlawfully restrict the Company's ability to publicly discuss the other lawsuits.

Active Litigation
The Company is involved in four lawsuits with a patent assertion entity, ("PAE"), regarding alleged patent infringement by the Company. Case 1: The Company is the defendant in a patent infringement suit filed by the PAE, in Kansas City, Missouri. The Company believes the "license fees" demanded by this PAE are unjustified and the allegations are spurious. The Company has refused to pay these "license fees", instead

choosing to fight the allegations in court to protect its reputation and the entire open-source software development community. This case is currently stayed pending the outcome of two Inter Partes Reviews ("IPRs") filed with the US Patent and Trademark Office Patent Trial and Appeal Board ("PTAB"). Case 2: The Company is the plaintiff in a bad faith patent case filed against the patent abuser. Case 3: The Company is the petitioner in one of the two IPR filings that is seeking to invalidate the claims of the asserted patents. The Company believes that the asserted patents are not infringed by the Company's products, and that the claims will thus be declared invalid by the PTAB. As of May 2021, both IPR filings have been admitted by the PTAB, supporting the Company's belief that they are likely invalid. Case 4: A fourth case was brought in 2021 against the Company, Michael Lewis, the Company's CEO ("Lewis"), and Joshua Montgomery, the Company's President ("Montgomery"), by the PAE with a variety of claims. The Company, Lewis and Montgomery believe these claims have no merit and deny any and all wrongdoing. The Company considers this lawsuit to be an attempt to unlawfully restrict the Company's ability to publicly discuss the other lawsuits.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Joshua Montgomery and/ or Kris Adair JTWROS	3,278,590	Voting Common Stock	20.53

The Company's Securities

The Company has authorized Non-Voting Common Stock, Voting Common Stock, Series Seed Preferred Stock, Series Seed-2 Non-Voting Preferred Stock, Series Seed-2A Non-Voting Preferred Stock, Convertible Notes, and 2017 Equity Incentive Plan. As part of the Regulation Crowdfunding raise, the Company will be offering up to 2,941,176 of Series Seed-2 Non-Voting Preferred Stock.

Non-Voting Common Stock

The amount of security authorized is 30,000,000 with a total of 12,810,130 outstanding.

Voting Rights

There are no voting rights associated with Non-Voting Common Stock.

Material Rights

Stock Options.

The total amount outstanding includes 3,128,897 of shares to be issued pursant to stock options, outstanding and exercised.

The total amount outstanding includes 3,000,000 of shares to be issued pursant to stock options reserved but unissied.

Voting Common Stock

The amount of security authorized is 12,184,784 with a total of 7,628,093 outstanding.

Voting Rights

For the purpose of determining those stockholders entitled to vote at any meeting of the stockholders, except as otherwise provided by law, only persons in whose names shares stand on the stock records of the corporation on the record date, as provided in Section 12 of these Bylaws, shall be entitled to vote at any meeting of stockholders.

Every person entitled to vote or execute consents shill have the right to do so either in person, by remote communication, if applicable, or by an agent or agents authorized by a proxy granted in accordance with Delaware law. An agent so appointed need not be a stockholder. No proxy shall be voted after three years from its date of creation unless the proxy provides for a longer period.

Material Rights

Warrants

The total amount outstanding includes 418,851 of shares to be issued pursuant to outstanding warrants.

Series Seed Preferred Stock

The amount of security authorized is 3,184,784 with a total of 2,079,528 outstanding.

Voting Rights

Pari Passu with Voting Common Stock.

Material Rights

Liquidation Preference at purchase price.

May convert to Voting Common Stock.

Auto conversion to Voting Common Stock upon a $15M investment.

Pro-rata Right of First Refusal.

Series Seed-2 Non-Voting Preferred Stock

The amount of security authorized is 15,000,000 with a total of 2,941,176 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2 Non-Voting Preferred Stock.

Material Rights

Liquidity Preference: $1.70

Concurrent Offering. Currently, the company has an ongoing concurrent Regulation D offering which is also selling Series Seed Preferred-2 and -2A stock.

Series Seed-2A Non-Voting Preferred Stock

The amount of security authorized is 1,700,000 with a total of 1,700,000 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-2A Non-Voting Preferred Stock.

Material Rights

Liquidity Preference: $0.10

Concurrent Offering. Currently, the company has an ongoing concurrent Regulation D offering which is also selling Series Seed Preferred-2 and -2A stock. This class of stock is created for the conversion of a KISS note. The exact numbers will depend on the date that the conversion happens and the amount of stock sold at that time. The shown calculation assumes that KISS converts when exactly $2,000,000 of Series Seed-2 Stock has been sold.

Convertible Notes

The security will convert into Series seed-2 non-voting preferred stock and the terms of the Convertible Notes are outlined below:

Amount outstanding: $205,000.00
Maturity Date: December 31, 2021
Interest Rate: 5.0%
Discount Rate: 80.0%
Valuation Cap: None
Conversion Trigger: Upon the sale of Series Seed-2 Non-Voting Preferred Stock resulting in gross proceeds to the Company of $2,000,000 (including the value of the converted Current Notes), the outstanding principal and accrued but unpaid interest under the Current Notes will automatically convert.

Material Rights

Details of Notes:

Convertible Promissory Note dated as of September 10, 2019 issued by the Company in favor of Richard Pickering.

Convertible Promissory Note dated as of October 11, 2019 issued by the Company in favor of The Lewis Charitable Foundation.

Convertible Promissory Note dated as of October 16, 2019 issued by the Company in favor of John Kevin Stophel.

Convertible Promissory Note dated as of October 23, 2019 issued by the Company in favor of Gregory K Landheim.

Convertible Promissory Note dated as of November 6, 2019 issued by the Company in favor of Omer Cansizoglu.

Convertible Promissory Note dated as of September 23, 2019 issued by the Company in favor of Mark Carangi.

Convertible Promissory Note dated as of July 3, 2020 issued by the Company in favor of Gregory K Landheim.

Convertible Promissory Note dated as of July 5, 2020 issued by the Company in favor of Grant R. Nixon.

Convertible Promissory Note dated as of February 15, 2020 issued by the Company in favor of Stefan van Winkel.

2017 Equity Incentive Plan

The amount of security authorized is 3,110,022 with a total of 1,910,022 outstanding.

Voting Rights

There are no voting rights associated with 2017 Equity Incentive Plan.

Material Rights

There are no material rights associated with 2017 Equity Incentive Plan.

What it means to be a minority holder

As a minority holder of Series Seed-2 Non-Voting Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $205,000.00
  Use of proceeds: Research and Development
  Date: December 31, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $175,000.05
  Number of Securities Sold: 111,465
  Use of proceeds: Series Seed
  Date: September 04, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Non-Voting Common Stock
  Type of security sold: Equity
  Final amount sold: $99,216.00
  Number of Securities Sold: 63,193
  Use of proceeds: Developing business.
  Date: March 15, 2019
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-

looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2019 was $151,595, compared to fiscal year 2020 revenue of $52,565. Mycroft is primarily involved in research and development with an emphasis on developing a voice assistant stack and supporting cloud services. The company has successfully completed two crowdfunding campaigns delivering to the backers of the first in 2017. Mycroft is in the process of delivering its second campaign and, pending the availability of silicon chips, plans to deliver the second in 2021.

Cost of sales

Cost of sales in 2020 was $47,236, an increase from costs of $27,121 in fiscal year 2019. The increase was largely due to an increase in development.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, fees for professional services and patents, research and development expenses. Expenses in 2020 decreased $383,974 from 2019.

The company has also engaged in several research and consulting projects with organizations as varied as Jaguar Land Rover and NASA. These projects were primarily focused around proving concepts and developing a better understanding of the automotive, aerospace and other industries.

Cashflow for research and development has historically been sourced through low interest debt or equity investments.

Historical results and cash flows:

Mycroft is still in product development and will not enter mass production until Q4 2021 or later. At that time the company will shift its focus from product development to sales growth.

The company already has ($635,064) of pre-sales on its books which will be realized as revenue when product ships. Once these orders are filled the company is planning to produce $500K a month in baseline sales and to grow those sales significantly over its

first year of operations.

The company plans to raise an additional $5M in a follow-on round in late 2022 or early 2023 to further expand distribution and recurring revenue.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Mycroft has limited cash on-hand. We are currently in the process of closing a Reg-D offering to existing investors in Mycroft on the same terms as this campaign. The CEO has been carrying the 98% of the operating expenses for the last fiscal year through personal investments and loans from Anspar Foundation. All of these are possible sources of investment to keep the company solvent, but are not sufficient to allow it to grow.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The company is relying on the funds from this campaign to fuel necessary growth of its development team for the commercialization of its products.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Approximately 90% of the operating funds for the next 18 months are expected to come from this Reg-CF campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We estimate that we will be able to operate for about 3 months if we raise the minimum. Mycroft's current monthly expenses are approximately $75,000/mo. If only the minimum funding goal is reached, we will have to cut expenses and significantly adjust operating plans until we can find additional funding.

How long will you be able to operate the company if you raise your maximum funding goal?

If we reach our maximum funding goal of approximately $5,000,000 we will be able to operate for at least 18 months before needing additional investment. This is based primarily on the factors discussed in "Use of Proceeds": hiring approximately 10

people in product development, spending approximately $1,000,000 for non-recurring engineering expenses associated with commercialization of the Mark II, ongoing legal expenses and general operating costs. This duration may be extended if we achieve significant revenue from sales of products or services.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

As of December 31, 2020 we had pre sold an additional $438,792 in Mark II devices. That additional revenue will be realized once we finalize our contract manufacturing. We are currently in the process of closing a Reg-D offering to existing investors in Mycroft on the same terms as this campaign

Indebtedness

- **Creditor:** SBA
  Amount Owed: $59,100.00
  Interest Rate: 3.75%
  Maturity Date: May 21, 2050

- **Creditor:** Anspar Foundation
  Amount Owed: $1,000,000.00
  Interest Rate: 7.0%
  Maturity Date: October 27, 2025

- **Creditor:** RTC GmbH
  Amount Owed: $900,000.00
  Interest Rate: 3.07%
  Maturity Date: December 31, 2023

Related Party Transactions

- **Name of Entity:** Michael Lewis
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Michael Lewis, CEO, may convert some or all of a $250,000 loan to Mycroft into an investment in this round on the same terms as other investors.
  Material Terms: Same terms as other investors.

Valuation

Pre-Money Valuation: $38,002,983.20

Valuation Details:

The company determined its pre-money valuation based on an analysis of multiple factors. This included the company's prior fundraising efforts and share prices, growth of the business, team development and other key factors. This per-share price is a modest increase over the last offering at $1.57/share in 2018. We believe this to be reflective of the progress made in the interval which includes: the hiring of a new more experienced Chief Executive Officer to lead the business, the sales and delivery of Development Kits, and continued progress on our core technology.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued. The Company set its valuation internally, without a formal-third party independent evaluation.

There are 27,158,927 fully diluted shares x $1.70 for a postmoney valuation of $46,170,175.90. We then subtracted SS-2 + SS2A Contribution ($7,889,999.20) and the convertible notes contribution ($277,193.50) for a pre-money valuation of $38,002,983.20. Currently, the company has an ongoing concurrent Regulation D offering which is also selling Series Seed Preferred-2 and -2A stock.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.40 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The initial proceeds will be applied directly the costs of running the crowd funding campaign.

If we raise the over allotment amount of $4,999,999.20, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Up to 10% of the total proceeds will be used during the crowd-funding campaign to market the funding round itself. This budget is to ensure the round is closed quickly, allowing us to maximize our focus on product development and

commercialization.

- *Research & Development*
  70.0%
  The bulk of this raise is to fund the expansion of the development team. Our priority is to polish the on-device for software consumer use, which requires expansion of the core development team, QA, and infrastructure teams.

- *Operations*
  16.5%
  General business and overhead expenses, such as rent, utilities, accounting, and legal.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://mycroft.ai/ (https://mycroft.ai/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section

4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mycroftai

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Mycroft AI Inc.

[See attached]

MYCROFT AI INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

May 17, 2021

To: Board of Directors, MYCROFT AI INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of MYCROFT AI INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 17, 2021

MYCROFT AI INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 227,005	$ 117,431
Accounts receivable	8,000	2,569
Other current assets	36,833	19,916
Total Current Assets	271,839	139,916
Non-Current Assets		
Fixed assets, net	10,294	31,923
Intangible assets, net	883,205	951,473
Other receivables	438,792	0
TOTAL ASSETS	**$ 1,605,537**	**$ 1,123,312**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 39,656	$ 11,718
Deferred revenue	922,502	481,355
Other current liabilities	--	(15,643)
Total Current Liabilities	962,158	477,430
Non-Current Liabilities		
Loans payable	2,297,700	1,155,000
Accrued interest payable	86,837	27,947
TOTAL LIABILITIES	**3,346,695**	**1,660,377**
Shareholders' Equity		
Common stock, voting (7,209,242 shares outstanding as of December 31, 2020)	20,000	20,000
Common stock, non-voting (6,681,233 shares outstanding as of December 31, 2020), net of offering costs	847,037	847,037
Series Seed Preferred stock (2,079,528 shares outstanding as of December 31, 2020)	3,508,134	3,333,133
Accumulated deficit	(6,116,329)	(4,737,235)
TOTAL SHAREHOLDERS' EQUITY	**(1,741,158)**	**(537,065)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,605,537**	**$ 1,123,312**

MYCROFT AI INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 52,565	$ 151,595
Less: Cost of goods sold	47,236	27,121
Gross Profit	5,329	124,475
Operating Expenses:		
General and administrative	1,077,969	1,555,992
Research and development	139,487	-
Sales and marketing	17,002	18,036
Total Operating Expenses	1,234,458	1,574,028
Net operating income	(1,229,129)	(1,449,553)
Other Expense:		
Depreciation (expense)	(4,305)	(5,623)
Amortization (expense)	(77,196)	(76,511)
Interest (expense)	(58,902)	(36,957)
Inventory reserve	-	(65,728)
Net Loss	$ (1,369,532)	$ (1,634,372)

MYCROFT AI INC.

STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, voting $	Common Stock, non-voting $	Preferred Stock (Series Seed) $	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2019	**$ 20,000**	**$ 747,821**	**$ 2,590,432**	**$ (2,982,625)**	**$ 375,627**
Issuance of shares, net of offering costs		99,216	2,888		102,103
Conversion of notes payable to series seed shares			739,815		739,815
Non-cash adjustments				(120,238)	(120,238)
Net Loss				(1,634,372)	(1,634,372)
Balance as of December 31, 2019	**$ 20,000**	**$ 847,037**	**$ 3,333,133**	**$ (4,737,235)**	**$ (537,065)**
Issuance of shares			175,000		6
Prior period adjustment				(9,553)	3,969
Net Loss				(1,369,541)	(1,476)
Balance as of December 31, 2020	**$ 20,000**	**$ 847,037**	**$ 3,508,134**	**$ (6,116,329)**	**$ (1,741,158)**

MYCROFT AI INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (1,369,541)	$ (1,634,372)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	81,501	82,134
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(5,431)	2,101
(Increase) Decrease in other current assets	(19,481)	41,819
(Increase) Decrease in other receivables	(438,792)	-
Increase (Decrease) in accounts payable	27,938	(60,028)
Increase (Decrease) in deferred revenue	441,147	16,707
Increase (Decrease) in other current liabilities	15,643	(27,071)
Increase (Decrease) in accrued interest payable	58,890	14,796
Net Cash Used In Operating Activities	(1208,126)	(1,563,914)
Cash Flows From Investing Activities		
None	-	-
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds of notes	1,142,700	1,230,773
Proceeds from issuance of stock	175,000	102,103
Net Cash Provided By Financing Activities	1,317,700	1,332,876
Net Change In Cash	109,574	(231,038)
Cash at Beginning of Period	117,431	348,469
Cash at End of Period	$ 227,005	$ 117,431

MYCROFT AI INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

MYCROFT AI INC. ("the Company") is a corporation organized under the laws of the State of Delaware on February 1, 2016. The Company is headquartered in Missouri. The Company develops voice assistant software using an open source model and sells hardware reference devices to consumers and businesses globally.

Since inception, the Company relied on raising convertible loans, issuances of equity and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $227,005 and $117,431 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $8,000 and $2,569 in accounts receivable, respectively. The Company has not accrued for any bad debts as of these dates. Additionally, the Company has $438,792 in long-term receivables from commitments made by customers where the cash has not been

collected yet. The Company recorded these amounts as deferred revenue.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $10,294 and $31,923 as of December 31, 2020 and 2019, respectively. These fixed assets have accumulated depreciation totaling $124,672 and $107,352 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets

created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has two classes of Common Stock, voting and non-voting, and a class of Preferred Stock.

Reg CF Securities Offering
During 2019 and 2018, the Company issued non-voting Common Stock securities under an offering exempt from registration under Regulation CF totaling approximately $1,070,000 before considering the costs of the offering.

Reg D Securities Offering
In 2019 and 2020 the company offered Series Seed Stock to qualified investors under the Regulation D exemption. Series Seed Stock is as described above. A total of 2,079,528 shares were sold. 100% of the proceeds were used for product development and operating costs.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $2,297,700 and $1,155,000 of promissory notes as of December 31, 2020 and 2019, respectively. The primary creditors of the Company as of December 31, 2020 is the Anspar Foundation who is owed tranches of notes bearing 7 percent interest per annum with repayment due between 2021 and 2025 totaling $1,000,000. Additionally, the Company owes $900,000 on the Open Source Loan which bears interest at 3.07 percent per annum and is due in 2023. The Company has other creditors for the remaining balance disclosed as a long-term loan payable.

Payroll Protection Program and Economic Injury Disaster Loans
In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $133,600 under the Paycheck Protection Program. This loan is forgivable if certain payroll targets are met and the Company fully expects to meet those regulatory thresholds for forgiveness. Additionally, the Company borrowed $59,100 under the Economic Injury Disaster Loan which matures in 30 years and bears 3.75 percent per annum.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is embroiled in a lawsuit as a defendant with a non-practicing entity regarding alleged patent infringement by the Company.

The Company is the defendant in a patent suit filed by a patent abuser in Texas. This case is currently stayed pending the outcome of two *inter partes* reviews filed with the Patent Trademark Adjudication Board. The Company is confident that the plaintiff's patents, upon which the company's products do not infringe in any case, are invalid and will be declared thus in upcoming reviews before the USPTO's Patent Trial and Review Board.

The company decided to challenge the lawsuit, despite the additional expense over paying the demanded license fees, to dispute these wreckless allegations to protect our reputation and the open-source software development community as a whole. At this time, the Company cannot reasonably estimate the likelihood or exposure of an outcome to this lawsuit.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company does not have any material related party transactions.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through May 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Mycroft AI, Inc.

The Voice Assistant that Respects Privacy


Hey Mycroft

Website | Kansas City, MO | TECHNOLOGY

$0.00 raised

$1,068,895 previously crowdfunded

0 Investors	**$38M** Valuation
$1.70 Price per Share	**$499.80** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$5M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Mycroft has developed the only privacy-respecting fully integrated voice assistant platform that includes on-device software, servers, and a marketplace for 3rd party applications. We've proven that customers are willing to pay for privacy with our Mark II smart speaker and will spend the next year focused on getting 3rd parties to adopt and integrate our technology into a wide variety of devices and services. Because our business model relies on subscriptions for software updates and upgrades, we can directly benefit from every device using our platform, whether we made it or not.

Reasons to Invest

- $1M in pre-orders for the Mycroft Mark II device. The company is planning for consumer-ready production and is currently Beta testing with Development Kits.
- Mycroft is the leader in open source privacy-respecting voice assistants with over 64,000 community members and proven third-party adoption.
- Mycroft's CEO has led companies to more than $200M in previous exits.

The current public awareness of privacy as an issue is really a symptom of a lack of control. Because people are not really in control of their data, they can't have privacy. AI is the 'operating system' of the future – do you want that AI to work for you, or for someone else?

By taking control of your data, you open the way for truly personal AI technology.

Mycroft has a long-term roadmap to reverse the trend of ever more intrusive third-party ownership and control over people's digital lives. We start with privacy-respecting products. Then we expand our support systems to enable rapid third-party device and service integration. Next, we focus on the infrastructure that enables people to make the best use of their personal data and truly escape surveillance capitalism. This path from devices, to services, to infrastructure, offers an exponential growth curve for decades to come.

Success Since Our Last Raise

In the three years since our last crowdfunding campaign, Mycroft has designed, tested, and entered production with its 2nd generation smart speaker. Developer Kits for these speakers began shipping in early 2021 and the company is working to start mass production.


MARK II SMART SPEAKER

**This image illustrates a Pre-production Mark II, the Mark II is not yet in production.*

The company has re-architected its back-end systems with an eye to scaling beyond its 60,000 early adopter customer base. The revised back-end system, branded Selene, is both scalable and robust, and creates multiple avenues for commercial partnerships.

Mycroft has also expanded its team by attracting highly experienced and successful serial entrepreneur Michael Lewis to join as CEO. Prior to joining Mycroft, Michael founded Stellar Semiconductor (sold to Broadcom for $140M) and Cryptic Studios (sold to Atari for $50M). He joined the team in 2020 to help grow Mycroft from a small early-stage startup to a profitable global brand.


Michael Lewis
CEO
CRYPTIC
Cryptic Studios
50M Exit
STELLAR
Stellar Semiconductor
140M Exit

**Prior past performance by Mycroft AI Executives is not indicative of future performance. This information is used to share the executives expertise.*

Investing in start-ups in highly speculative, please review all offering terms and risk factors in our offering.

In addition to providing more than $1M in funding through his foundation, Michael has brought his experience in hardware and software to the company. This has dramatically increased the reliability and quality of the company's products and positioned it for growth.

Mycroft has also engaged with several enterprise and government customers over the past three years in industries ranging from healthcare to aerospace where its voice technology is being evaluated for use in hospitals, eldercare facilities, and NASA mission planning.

THE PROBLEM

Big Tech has built empires by spying on customers. And they are no longer just spying online. Without much thought about privacy, customers have installed thermostats with hidden microphones, televisions that watch viewers, and always-listening smart speakers.



These always-listening devices are not under the control of customers. They are being controlled by tech companies eager to invade every corner of their customers' lives. The Public, however, is growing wise to Big Tech's game and are hoping for technologies that give them the same features, but without the surveillance.

THE SOLUTION

Mycroft is a voice assistant that provides customers with all of the features they've come to expect from Big Tech while preserving their privacy. Our community of more than 60,000 developers and early adopters has built a full-stack voice solution that is the leading open source alternative to Alexa, Siri, and Assistant.

Mycroft's software enables individuals to power smart speakers, robots, desktops, televisions, and IoT devices. It is also in use by businesses around the world. This includes healthcare providers, eldercare facilities, educational institutions, and companies in the hospitality industry. Mycroft has also engaged with organizations like banks, automakers, and even NASA to develop and evaluate voice applications for their products.



Chicken
03:17
Rice
03:24

**This image illustrates a Pre-production Mark II, the Mark II is not yet in production.*

Mycroft ships a reference smart speaker for customers, developers, and partners to extend and deploy its voice assistant. The company has more than $1M in pre-orders for its second-generation speaker and strong demand for additional speakers once mass production begins. Our solution is designed to run anywhere and once the stack is complete, the company plans to implement packages for all major IoT, mobile, and desktop ecosystems.

THE MARKET

According to Markets and Markets Research, the global voice assistant market is $25B and growing annually. It is the fastest adopted technology, ever. A sizable percentage of global consumers want the convenience and features of a smart speaker but privacy concerns have kept them from buying Big Tech speakers.

This has created a huge opportunity for Mycroft, as the acknowledged open source leader. Big Tech's missteps make it impossible for them to address this market segment which Mycroft expertly fills, with its full-feature voice assistant that protects customer privacy.



Smart Speaker Market
Market value in Billion US dollars
$38
$29
$19
$10
$0
$0.1
$0.2
$0.9
$5.0
$8.0
$11.9
$15.6
$19.6
$24.7
$28.1
$30.6
$35.5
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
2025
Statista. Smart speaker market revenue worldwide from 2014 to 2025.
URL: https://www.statista.com/statistics/1022823/worldwide-smart-speaker-market-revenue
Mycroft AI opportunity

The voice assistant market continues to grow rapidly while a sizable percentage of the public is sitting on the sidelines because of privacy concerns. This opportunity represents nearly 20% of a $25B annual market.

Mycroft has demonstrated market demand by shipping a first-generation prototype to more than 56 countries and developer kits for its second-generation product to dozens of others. The company currently has more than $1M in pre-orders on the books including large orders from channel partners looking to install Mycroft in healthcare settings.

OUR TRACTION

Mycroft has successfully completed two perks-based crowdfunding campaigns. The first shipped a prototype to backers in 2017 and the second has now more than $1M in pre-orders awaiting fulfillment. The company also has several channel partners who are working on large engagements with healthcare providers and educational institutions.



Mycroft's community of early adopters and developers crossed 60,000 this year.
MYCROFT AI

Mycroft's online community of early adopters and developers crossed 60,000 this year and continues to grow organically on a daily basis with new customers joining the community from more than 60 countries around the world.



2015
techstars_
KICKSTARTER
INDIEGOGO #1
$193,788
2016
500
500 Startups
Pre-Seed $350K
Investment
KICKSTARTER #1
Delivery
2017
3,000 Developers
ARROW
Winner Aarow Arduino Challenge
KICKSTARTER
INDIEGOGO #2
$603,375
2018
Mark I
Sold Out
15,000 Developers
2019
Reg CF $1M
Series Seed $1.85M
Michael Lewis Joins Company
30,000 Developers
Under the Hood
Testing, Stability, Hardware Design and Integration
2020
2021
60,000 Developers
Mark II Dev Kits Ship

Mycroft has benefited from prestigious accelerator programs including Techstars, 500 Startups, and MassChallenge. The company has successfully raised more than $6M in private equity including investments from institutional investors like Social Starts, TechNexus Venture Partners, T2M Capital, Torra Capital, MTC, and Deep Space Ventures.

Mycroft has also made significant progress on its product and has developed, tested, and shipped a full-stack assistant that includes modules for wake-word spotting, natural language understanding, skills management, and speech synthesis. On the hardware side, the company has designed, manufactured, and shipped two separate architectures and is preparing to go into mass production with its second-generation smart speaker.

THE BUSINESS MODEL

Mycroft operates a consumer-facing freemium service and plans to expand this service for at least two more years. The company's focus is on recruiting developers and early adopters to significantly expand the 60,000-strong Mycroft community.

Customers who purchase Mycroft-powered devices are required to create an account on the company's Selene back-end which is then used to manage credentials for services like music streaming, email, social media, etc. The company offers a paid subscription to this back-end which will, when fully deployed, include premium features like custom wake-words and voices.


Free
Premium

The company's back-end is also offered as a service or a license to enterprise customers who want to deploy the company's technology either internally or for customers. As Mycroft makes more devices available under its white label plan, these enterprise engagements are expected to be the primary source of revenue for the company.

ROADMAP


2021
Reg CF Campaign #2
LAUNCH
Hire Contract Manufacturer
80K Developers
Mark II Delivery of 1M Mark II Pre-orders
2022
Mycroft Coreware
A system for porting, testing, and tuning the Mycroft Core to 3rd-party hardware
150K Developers
Fully Fund Reg CF Campaign #2
$5M
Fleet Management
For enterprise managing 1000s of devices
Retail Engagement
Mark II available through mass production for public purchase
2023
200K Developers

**Prior past performance by Mycroft AI is not indicative of future performance. This information is to show future goals based on Mycroft's previous successes, these results cannot be guaranteed. Investing in start-ups in highly speculative, please review all offering terms and risk factors in our offering.*

Intellectual Property Claim. For purposes of this Agreement, "Intellectual Property Claim" means any actual or threatened claim, action or proceeding relating to Intellectual Property Waiver of Intellectual Property Claims. The Investor agrees that any and all ideas, concepts, processes, discoveries, improvements and inventions conceived, discovered, made, designed, researched or developed by the Company, its employees, directors or founders, either solely or jointly with others, are the Intellectual Property of the Company. The Investor, in consideration for the right to be an investor in the Company, hereby irrevocably waives the right to assert an Intellectual Property Claim against this property including property of the Company protectable by patent, copyright or trade secret law, developed in whole or in part by the employees, directors, or founders of the Company in connection with the performance of services to the Company as an employee, director or founder.

The Company is involved in four lawsuits with a patent assertion entity, ("PAE"), regarding alleged patent infringement by the Company. Case 1: The Company is the defendant in a patent infringement suit filed by the PAE, in Kansas City, Missouri. The Company believes the "license fees" demanded by this PAE are unjustified and the allegations are spurious. The Company has refused to pay these "license fees", instead choosing to fight the allegations in court to protect its reputation and the entire open-source software development community. This case is currently stayed pending the outcome of two Inter Partes Reviews ("IPRs") filed with the US Patent and Trademark Office Patent Trial and Appeal Board ("PTAB"). Case 2: The Company is the plaintiff in a bad faith patent case filed against the patent abuser. Case 3: The Company is the petitioner in one of the two IPR filings that is seeking to invalidate the claims of the asserted patents. The Company believes that the asserted patents are not infringed by the Company's products, and that the claims will thus be declared invalid by the PTAB. As of May 2021, both IPR filings have been admitted by the PTAB, supporting the Company's belief that they are likely invalid. Case 4: A fourth case was brought in 2021 against the Company, Michael Lewis, the Company's CEO ("Lewis"), and Joshua Montgomery, the Company's President ("Montgomery"), by the PAE with a variety of claims. The Company, Lewis and Montgomery believe these claims have no merit and deny any and all wrongdoing. The Company considers this lawsuit to be an attempt to unlawfully restrict the Company's ability to publicly discuss the other lawsuits.

In the Press

engadget | Bloomberg Businessweek | Harvard Business Review | IT'S FOSS | voicebot.ai | Hosting Advice.com

cnet | Inc. | IEEE Spectrum | hackster.io | FOSSBYTES | ZDNet

SOFTPEDIA | Le Monde | FAST COMPANY | CIO | TechCrunch | MIT Technology Review

SHOW MORE

Meet Our Team



Michael Lewis
CEO

Michael has co-founded, developed, and sold two tech companies with over $200M in exits: Stellar Semiconductor, which made 3D graphics rendering chips (before they were cool), and Cryptic Studios, currently one of the most innovative and successful MMO game developers in the US.



Joshua Montgomery
Founder

One of the few entrepreneurs in the United States to build a gigabit fiber network from scratch, Joshua brings more than 15 years of entrepreneurial experience to the Mycroft project. Joshua's previous project, Wicked Broadband, has been featured in Wired, ArsTechnica, and Forbes. He is a firm supporter of the open source movement and committed to an open future for AI.



Kris Adair
Co-Founder, CFO

As an entrepreneur with over 10 years of experience Kris has the ability to work in many situations. Kris has a strong social media presence and is responsible for leading Mycroft's marketing effort. She serves as the executive director of the Lawrence Center for Entrepreneurship where she helps entrepreneurs succeed by providing a makerspace, co-working environment, and data center.



Derick Schweppe
Chief Design Officer

Derick has been with Mycroft since the launch of the first Kickstarter. He has designed everything from consumer electronics, housewares, tools and soft goods, to aircraft interiors. Before joining Mycroft he worked for clients like Coleman, Learjet, and Copco and taught design at the University of Kansas. Derick is responsible for all design disciplines within the company, leading the team that works on VUI, UI/UX, and hardware design.



Ken Smith
Senior Software Developer

Ken has over 35 years of software development experience beginning with IBM in the early 1980s and continuing through 2004 with Amazon.com. Since 2004, Ken has served as Director of Engineering for Siva Systems, SitePen, 71lbs, and as a Technical Architect for Hilton Hotels. Prior to working at Mycroft Ken founded TestCaseCentral, a provider of automated testing solutions for software systems.



Chris Veilleux
Software Architect

Chris has two decades of experience in software engineering. The majority of which was spent at BATS Global Markets where he built the second highest used U.S. stock exchange which follows the New York Stock Exchange and proceeds the NASDAQ. At Mycroft, he oversees the architecture, implementation and maintenance of the backend software stack.



Kris Gesling
Director of Developer Relations

Kris, better known as Gez, is the Director of Developer Relations at Mycroft. He comes from the land down under and, fittingly, has a love of crocodiles. Kris has been an advocate for open source technologies and processes for over 15 years, working largely in youth mental health and community welfare not-for-profit organizations. Kris has a deep respect for languages, and the strength that we gain from incorporating diverse perspectives, both as a project and a society. If he's not hanging out in our Community Chat and Forums, he is probably getting lost in the bush.



Leanna Pohevitz
Legal Director

Leanna's purpose in life is to help folks, teach empathy, and make loads a little lighter. To do that, she went to law school hoping to become a movement lawyer. On her way to CUNY School of Law, she formally studied more than a dozen languages and lived abroad for about a third of her life. She joined Mycroft because she is interested in jobs that make a difference and believes that everyone should have technology they can use in the language they are most comfortable in. She believes in guerilla open access and can't wait until accurate information is free and accessible to all.



Duane Guenard
Director of Operations and Manufacturing

Duane is one of the newest additions to the Mycroft team. With over 30 years experience in set up, business system management, manufacturing and operations, and supply chain management under his belt, he has helped lead many large global projects through to fruition with companies including Analog Devices, Fidelity Investments, and Motorola.



Sarah Karner
Project Manager

Sarah has unwittingly had an interest in open source since before her entering onto the Mycroft AI team. She recently obtained her Bachelor of Science degree in Business Administration from University of the People – an online, tuition-free university that uses open source software and materials for its students around the world. Sarah has extensive experience in customer service, animal rehabilitation, and non-profit business development. With an insatiable appetite for learning, she hopes to help propel Mycroft AI into the next phase of development and see it become a household name/assistant.



Emily St. Martin
Executive Assistant

Emily serves as Assistant to the CEO at Mycroft. She has worked in various administrative roles for over five years, and recently decided to pursue her passion for law. She is in her second year of law school at Chicago-Kent College of Law.



Rob Ness

Board Member

Rob is a VC & angel investor with 120+ deals done. His fund, Asymmetry Ventures, focuses on seed-stage deals. He also founded and currently manages an AngelList syndicate of 1600 accredited investors. The syndicate deploys checks of $100K – $300K into exceptional early-stage ventures. He loves deep tech (e.g. life sci/biotech; med devices & healthcare; AI; hardware & IoT). And in general, he loves startups with strong early traction (ideally revenues – but user and usage traction are great too).

Offering Summary

Company	Mycroft AI Inc.
Corporate Address	300 E 39th, Kansas City, MO 64111
Offering Minimum	$9,999.40
Offering Maximum	$4,999,999.20
Minimum Investment Amount (per investor)	$499.80

Terms

Offering Type	Equity
Security Name	Series Seed-2 Non-Voting Preferred Stock
Minimum Number of Shares Offered	5,882
Maximum Number of Shares Offered	2,941,176
Price per Share	$1.70
Pre-Money Valuation	$38,002,983.20

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses

Previous Backer Bonus:

For any previous backers or investors in Mycroft AI, when you invest in this live offering you will receive an additional 3% bonus shares.

Time-Based:

Friends and Family Early Birds:

Invest within the first 72 hours and receive an additional 7% bonus shares.

Super Early Bird Bonus:

Invest within the next 72 hours and receive an additional 5% bonus shares.

Early Bird Bonus:

Invest within the next 7 days and receive an additional 3% bonus shares.

Amount-Based:

Each investor who invests at the minimum investment level or above will be receiving a copy of Joshua Montgomery's first children's book: Mycroft and the Patent Trolls.

Tier 1- Open Source Enthusiast - $500+

Receive a printed copy of Mycroft and the Patent Trolls

Tier 2 - Privacy Ally - $1000+

Receive a printed copy of Mycroft and the Patent Trolls, plus Privacy devices

Tier 3 - Investment Leader - $5000+

Receive a printed copy of Mycroft and the Patent Trolls, plus Privacy devices and a Travel Bag

Tier 4 - Development Supporter - 7000+

Receive a printed copy of Mycroft and the Patent Trolls plus a Challenge Coin

Tier 5 - Inside Partner - $10,000+

Receive a printed copy of Mycroft and the Patent Trolls, Privacy devices, Travel Bag, Challenge Coin, Notebook, plus a call with Joshua and Michael

Tier 6 - Team Member - $25,000+

Receive a printed copy of Mycroft and the Patent Trolls, Privacy devices, Travel Bag, Challenge Coin, Notebook, plus a dinner with Joshua and Michael in LA

**All perks occur when the offering is completed.*

** Note these perks do stack with the other live offering perks. All perks occur when the offering is completed.*

** All perks occur when the offering is completed which will be the highest bonus rate they are eligible for.*

Description of Perks

Mycroft and the Patent Trolls: A harrowing tale of knights and heroes fighting for truth and justice. Mycroft and the Patent Trolls addresses a complex topic in an accessible and fanciful way.

Challenge Coin: Military challenge coins date back to World War I when a young airman was saved from execution as a saboteur when he was able to produce a bronze coin with his unit's insignia. Our challenge coins are unique and tell a story about who we are, where we came from and where we are going.

Privacy Devices: Protect yourself and your computer with these video and audio security devices. Cover your webcam and audio port for absolute privacy.

Moleskin notebook: Take notes in style while showing your support privacy and open source.

Travel bag: Keep all of your electronic cables and small peripherals neatly contained while showing your Mycroft support.

30 Minute call with Michael Lewis, CEO and Joshua Montgomery, Founder

Dinner in LA with Michael Lewis, CEO and Joshua Montgomery, Founder.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow Mycroft AI, Inc. to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Online privacy.

Just a few years ago no one seemed to care. But today Big Tech has us all under surveillance. 24 Hours a day.

Seven days a week.

365 days a year.

This is especially true of voice assistants.

Five years ago they were a novel feature of your mobile phone.

Today they are in our homes observing everything. What we cook in our kitchens, what we watch on our TVs and even how we sleep in our bedrooms.

These little speakers have gone from a niche market to become the fastest growing segment of the technology sector.

At Mycroft we've spent the last five years working with a community of tens of thousands of developers to create a voice assistant that is capable, customizable and private.

In addition to our smart speaker, developers have integrated Mycroft into vehicles, toys, robots, desktops, televisions and nearly anything else you can imagine.

With regular releases, steady improvement and a commitment to community, Mycroft has cemented its position as the open and private alternative to offerings from Big Tech.

And Mycroft's market is growing.

Mycroft is perfectly positioned to serve the 20% of the market that wants a smart speaker, but also wants privacy.

We've seen strong demand from businesses who want to deploy voice technology, but don't want to give Big Tech information about their customers.

Finally, there is a growing community of people who are turning off, tuning out and dropping Big Tech platforms. They want the convenience of modern technology, but without the surveillance.

I'm Joshua Montgomery one of the founders of Mycroft AI and I'm proud to be part of a team led by CEO Michael Lewis. Michael is a highly experienced entrepreneur who led Stellar Semiconductor and Cryptic Studios to return more than $200M for investors.

Our team is composed of industry leading thinkers in thefield of voice technology and design working to bring our state of the art assistant to tens of thousands of customers all over the world. Mycroft is serving the fastest growing market in the technology sector. Driven by global

marketing campaigns for voice assistants built by Big Tech, the voice market has surged over the past five years and that has created a huge opportunity for the acknowledged open source leader - Mycroft.

Our company has risen to the challenge. Mycroft was started through a successful Kickstarter, joined Techstars in 2016 and went on to win Techweek national. We accepted a slot in 500 Startups and took an investment from Jaguar Land-Rover. We delivered our first Kickstarter and ran a second highly successful crowdfunding campaign.

We were among the first companies in the United States to oversubscribe a Regulation CF crowdfunding campaign with more than 1,300 investors in 2019.

Our investors include TechNexus Venture Partners, Kika Capital, T2M Capital, Social Starts, MTC, Asymmetry Ventures, the Anspar Foundation and hundreds of angel investors from all over the world.

At Mycroft we believe that the community of more than 60,000 developers is the key to our success and that is why we are making our fundraising open to you.

Where you’ll be in good company. We’ve got marquee angel investors like Albert Wanger and Rob Ness on board and our CEO Michael Lewis is making a major investment on the same terms as StartEngine backers. In fact, before we even launched this campaign we had more than $1.4M in investment secured.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "MYCROFT AI INC.", FILED IN THIS OFFICE ON THE THIRD DAY OF JUNE, A.D. 2021, AT 5:03 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE 1793 DELAWARE 1847

5952797 8100
SR# 20212347144

Authentication: 203364141
Date: 06-04-21

State of Delaware
Secretary of State
Division of Corporations
Delivered 05:03 PM 06/03/2021
FILED 05:03 PM 06/03/2021
SR 20212347144 - File Number 5952797

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF MYCROFT AI INC.

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Mycroft AI Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Mycroft AI Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on February 1, 2016 under the name Mycroft AI Inc.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Amended and Restated Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Amended and Restated Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

FIRST: The name of this corporation is Mycroft AI Inc. (the "**Corporation**").

SECOND: The name of the registered agent of the Corporation in the State of Delaware is National Registered Agents, Inc. The address of its registered agent is 1209 Orange Street, Wilmington, DE 19801, County of New Castle.

THIRD: The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

FOURTH: The total number of shares of all classes of stock which the Corporation shall have authority to issue is (i) 42,184,784 shares of Common Stock, $0.00001 par value per share ("**Common Stock**"), 30,000,000 of which shall be designated as "**Non-Voting Common Stock**" and 12,184,784 of which shall be designated as "**Voting Common Stock**", and (ii) 19,884,784 shares of Preferred Stock, $0.00001 par value per share ("**Preferred Stock**"), 3,184,784 of which shall be designated as "**Series Seed Preferred Stock**", 15,000,000 of which shall be designated as "**Series Seed-2 Non-Voting Preferred Stock**", and 1,700,000 of which shall be designated as "**Series Seed-2A Non-Voting Preferred Stock**".

The following is a statement of the designations and the powers, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock set forth herein.

2. Voting. The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The Non-Voting Common Stock shall have no voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the General Corporation Law or any similar provision hereafter enacted; provided, that an amendment of this Second Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of Non-Voting Common Stock (but not below the number of shares thereof then outstanding) shall not require the approval of the holders of Non-Voting Common Stock. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of this Second Amended and Restated Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, preferences, powers, privileges and restrictions, qualifications and limitations. Unless otherwise indicated, references to "sections" or "subsections" in this Part B of this Article Fourth refer to sections and subsections of Part B of this Article Fourth.

1. Dividends.

The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Common Stock payable in shares of Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Second Amended and Restated Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of the applicable series of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such series of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Applicable Original Issue Price (as defined below) of such series of Preferred Stock; provided that, if the Corporation declares, pays or sets

aside, on the same date, a dividend on shares of more than one class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the greatest dividend on such series of Preferred Stock. The term "**Applicable Original Issue Price**" shall refer to the Series Seed Original Issue Price (in the case of Series Seed Preferred Stock), the Series Seed-2 Original Issue Price (in the case of Series Seed-2 Non-Voting Preferred Stock), or the Series Seed-2A Original Issue Price (in the case of Series Seed-2A Non-Voting Preferred Stock). The "**Series Seed Original Issue Price**" shall mean $1.57 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock. The "**Series Seed-2 Original Issue Price**" shall mean $1.70 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-2 Preferred Stock. The "**Series Seed-2A Original Issue Price**" shall mean $0.1082 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series-2A Preferred Stock.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders, and in the event of a Deemed Liquidation Event (as defined below), the holders of shares of each series of Preferred Stock then outstanding shall be entitled to be paid out of the consideration payable to stockholders in such Deemed Liquidation Event or out of the Available Proceeds (as defined below), as applicable, on a pari passu basis, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the greater of (i) (a) with respect to Series Seed Preferred Stock, the Series Seed Original Issue Price, plus any dividends declared but unpaid thereon, (b) with respect to Series Seed-2 Non-Voting Preferred Stock, the Series Seed-2 Original Issue Price, plus any dividends declared but unpaid thereon, and (c) with respect to Series Seed-2A Non-Voting Preferred Stock, the Series Seed-2A Original Issue Price, plus any dividends declared but unpaid thereon, or (ii) such amount per share as would have been payable had all shares of such series of Preferred Stock been converted into Common Stock pursuant to Section 4 immediately prior to such liquidation, dissolution, winding up or Deemed Liquidation Event (the amount payable pursuant to this sentence in respect of a share of Series Seed Preferred Stock is hereinafter referred to as the "**Series Seed Liquidation Amount**", the amount payable pursuant to this sentence in respect of a share of Series Seed-2 Non-Voting Preferred Stock is hereinafter referred to as the "**Series Seed-2 Liquidation Amount**" and the amount payable pursuant to this sentence in respect of a share of Series Seed-2A Non-Voting Preferred Stock is hereinafter referred to as the "**Series Seed 2-A Liquidation Amount**"). The Series Seed Liquidation Amount, the Series Seed-2 Liquidation Amount and the Series Seed-2A Liquidation Amount are each referred to as a "**Preferred Liquidation Amount**". If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Subsection 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares

held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock pursuant to Section 2.1, the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 2.1 or the remaining Available Proceeds, as the case may be, shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of at least a majority of the outstanding shares of Series Seed Preferred Stock, voting as a single class on an as-converted basis (the "**Requisite Holders**"), elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Corporation is a constituent party; or

(ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation,

except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the capital stock of (1) the surviving or resulting corporation; or (2) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger or consolidation, the parent corporation of such surviving or resulting corporation; or

(b) (1) the sale, lease, transfer, exclusive outbound license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or (2) the sale or disposition (whether by merger, consolidation or otherwise, and whether in a single transaction or a series of related transactions) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer or other disposition is to the Corporation or a wholly owned subsidiary of the Corporation.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "**Merger Agreement**") provides that the consideration payable to the stockholders of the Corporation in such Deemed Liquidation Event shall be paid to the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Corporation does not effect a dissolution of the Corporation under the General Corporation Law within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of each series of Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause, to require the redemption of such shares of Preferred Stock, and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board of Directors of the Corporation), together with any other assets of the Corporation available for distribution to its stockholders, all to the extent permitted by Delaware law governing distributions to stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of each series of Preferred Stock at a price per share equal to the applicable Preferred Liquidation Amount for such series of Preferred Stock. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Preferred Stock, the Corporation shall redeem a pro rata portion of each holder's shares of Preferred Stock, on a pari passu basis, to the fullest extent of such Available Proceeds, based on the respective amounts which would otherwise be payable in respect of the shares to be redeemed if the Available Proceeds were sufficient to redeem all such shares, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer, exclusive license, or other disposition or redemption described in this Section 2 shall be the cash or the value of the property, rights or securities to be paid or distributed to such holders pursuant to such Deemed Liquidation Event. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "**Additional Consideration**"), the Merger Agreement shall provide that (a) the

portion of such consideration that is not Additional Consideration (such portion, the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series Seed Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Voting Common Stock into which the shares of Series Seed Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Second Amended and Restated Certificate of Incorporation, holders of Series Seed Preferred Stock shall vote together with the holders of Voting Common Stock as a single class on an as-converted to Voting Common Stock basis. Neither the Series Seed-2 Non-Voting Preferred Stock nor the Series Seed-2A Non-Voting Preferred Stock (collectively, the "**Non-Voting Preferred Stock**") shall have any voting rights other than such rights as may be required by the first sentence of Section 242(b)(2) of the General Corporation Law or any similar provision hereafter enacted; provided, that an amendment of this Second Amended and Restated Certificate of Incorporation to increase or decrease the number of authorized shares of either series of Non-Voting Preferred Stock (but not below the number of shares of the applicable series of Non-Voting Preferred Stock then outstanding) shall not require the approval of the holders of such series of Non-Voting Preferred Stock.

3.2 Election of Directors. For so long as at least 500,000 shares of Series Seed Preferred Stock remain outstanding (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock), the holders of record of the shares of Series Seed Preferred Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation; the holders of record of the shares of Voting Common Stock, exclusively and as a separate class, shall be entitled to elect one director of the Corporation; and any additional directors will be elected by the affirmative vote of a majority of the Series Seed Preferred Stock and the Voting Common Stock, voting together as a single class on an as-converted basis. Any director elected as provided in the preceding sentence may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series Seed Preferred Stock or Voting Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first sentence of this Subsection 3.2, then any directorship not so

filled shall remain vacant until such time as the holders of the Series Seed Preferred Stock or Voting Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Voting Common Stock and of any other class or series of voting stock (including the Series Seed Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 3.2, a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 3.2. The rights of the holders of the Series Seed Preferred Stock a under the first sentence of this Subsection 3.2 shall terminate on the first date following the Series Seed Original Issue Date (as defined below) on which there are issued and outstanding less than 500,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series Seed Preferred Stock).

3.3 Series Seed Preferred Stock Protective Provisions. At any time when at least 500,000 shares of Series Seed Preferred Stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed Preferred Stock) remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or this Second Amended and Restated Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

3.3.2 amend, alter or repeal any provision of this Second Amended and Restated Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the Series Seed Preferred Stock;

3.3.3 create, or authorize the creation of any additional class or series of capital stock unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or increase the authorized number of shares of Series Seed Preferred Stock, or increase the authorized number of shares of any additional class or series of capital stock of the Corporation unless the same ranks junior to the Series Seed Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption;

3.3.4 (i) reclassify, alter or amend any existing security of the Corporation that is pari passu with the Series Seed Preferred Stock in respect of the distribution of

Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of any share of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of the applicable class of Common Stock as determined in good faith by the Board of Directors of the Corporation. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of the applicable series of Preferred Stock the holder is at the time converting into applicable class of Common Stock and the aggregate number of shares of the applicable class of Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of shares of any series of Preferred Stock to voluntarily convert such shares of Preferred Stock into shares of the applicable class of Common Stock, such holder shall (a) provide written notice to the Corporation's transfer agent at the office of the transfer agent for such shares of Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent) that such holder elects to convert all or any number of such holder's shares of such series of Preferred Stock and, if applicable, any event on which such conversion is contingent and (b), if such holder's shares are certificated, surrender the certificate or certificates for such shares of such series of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the shares of the applicable class of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "**Conversion Time**"), and the shares of the applicable class of Common Stock issuable upon conversion of the specified shares shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of such series of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of the applicable class of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of the applicable series of Preferred Stock represented by the surrendered certificate that were not converted into the applicable class of Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a share of the applicable class of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of the series of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when each series of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of such series of Preferred Stock, such number of its duly authorized shares of the applicable class of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding such series of Preferred Stock; and if at any time the number of authorized but unissued shares of the applicable class of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the applicable series of Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of the applicable class of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Second Amended and Restated Certificate of Incorporation. Before taking any action which would cause an adjustment reducing the Applicable Conversion Price of a series of Preferred Stock below the then par value of the shares of the applicable class of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of the applicable class of Common Stock at such adjusted Applicable Conversion Price.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of the applicable class of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any shares of any series of Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Applicable Conversion Price for a series of Preferred Stock shall be made for any declared but unpaid dividends on the shares of such series of Preferred Stock surrendered for conversion or on the applicable class of Common Stock delivered upon conversion.

4.3.5 Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Preferred Stock pursuant to this Section 4. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price for Diluting Issues.

4.4.1 Special Definitions. For purposes of this Article Fourth, the following definitions shall apply:

(a) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "**Series Seed Original Issue Date**" shall mean the date on which the first share of Series Seed Preferred Stock was issued.

(c) "**Series Seed-2 Original Issue Date**" shall mean the date on which the first share of Series Seed-2 Preferred Stock was issued.

(d) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(e) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Corporation after the Series Seed Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "**Exempted Securities**"):

(i) shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Stock;

(ii) shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsection 4.5, 4.6, 4.7 or 4.8;

(iii) shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors of the Corporation;

(iv) shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) shares of Common Stock issued upon the conversion of Preferred Stock;

(vi) shares of Common Stock, Options or Convertible Securities issued as acquisition consideration pursuant to the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation;

(vii) shares issued in connection with strategic transactions approved by the Board of Directors of the Corporation;

(viii) shares issued to suppliers or third-party service providers approved by the Board of Directors of the Corporation; or

(ix) shares issued in a registered public offering.

4.4.2 No Adjustment of Series Seed Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.4.3 Deemed Issue of Additional Shares of Common Stock.

(a) If the Corporation at any time or from time to time after the Series Seed Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation

upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price to an amount which exceeds the lower of (i) the Series Seed Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per share (determined pursuant to Subsection 4.4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series Seed Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series Seed Original Issue Date), are revised after the Series Seed Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.4.3(a)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price shall be readjusted to such Series Seed Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated

at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Series Seed Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series Seed Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per share less than the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance, then the Series Seed Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the Series Seed Conversion Price in effect immediately after such issuance or deemed issuance of Additional Shares of Common Stock

(b) "CP_1" shall mean the Series Seed Conversion Price in effect immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock;

(c) "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issuance or deemed issuance of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issuance or deemed issuance or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued or deemed issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Corporation for the issuance or deemed issuance of any Additional Shares of Common Stock shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii) in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the

conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price pursuant to the terms of Subsection 4.4.4, and such issuance dates occur within a period of no more than 90 days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series Seed Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series Seed-2 Original Issue Date effect a subdivision of the outstanding Common Stock, the Applicable Conversion Price for each series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of the applicable class of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series Seed-2 Original Issue Date combine the outstanding shares of Common Stock, the Applicable Conversion Price for each series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of the applicable class of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series Seed-2 Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Applicable Conversion Price for each series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Applicable Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Applicable Conversion Price for each series of Preferred Stock shall be recomputed accordingly as of the close of business on such record date and thereafter the Applicable Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (b) no such adjustment shall be made to the Applicable Conversion Price of a series of Preferred Stock if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of the applicable class of Common Stock in a number equal to the number of shares of such class of Common Stock as they would have received if all outstanding shares of such series of Preferred Stock had been converted into the applicable class of Common Stock on the date of such event.

4.7 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 1 do not apply to such dividend or distribution, then and in each such event the holders of each series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of such series of Preferred Stock had been converted into the applicable class of Common Stock on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of each series of Preferred Stock shall thereafter be convertible in lieu of the applicable class of Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of such class of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board of Directors of the Corporation) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Applicable Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Applicable Conversion Price of any series of Preferred Stock pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or

readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which shares of such series of Preferred Stock are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Applicable Conversion Price for such series of Preferred Stock then in effect, and (ii) the number of shares of the applicable class of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of shares of such series of Preferred Stock.

4.10 Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of each series of Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to such series of Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least two times the Series Seed-2 Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $10,000,000 of proceeds, net of the underwriting discount and commissions, to the Corporation and in connection with such offering the Common Stock is listed for trading on the Nasdaq Stock Market's National Market, the New York Stock

Exchange or another exchange or marketplace approved the Board of Directors, or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of each series of Preferred Stock shall automatically be converted into shares of the applicable class of Common Stock, at the then effective conversion rate as calculated pursuant to Subsection 4.1.1 and (ii) such shares may not be reissued by the Corporation.

5.2 Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock in certificated form shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of the applicable class of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for each series of Preferred Stock, the Corporation shall (a) issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of the applicable class of Common Stock issuable on such conversion in accordance with the provisions hereof, and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of such series of Preferred Stock accordingly.

6. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7. Waiver. Any of the specific rights, powers, preferences and other terms of the Series Seed Preferred Stock set forth herein may only be waived on behalf of all holders of Series Seed Preferred Stock by the affirmative written consent or vote of the holders of a majority

of the shares of Series Seed Preferred Stock then outstanding. Any of the specific rights, powers, preferences and other terms of the Series Seed-2 Non-Voting Preferred Stock set forth herein may only be waived on behalf of all holders of Series Seed-2 Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series Seed-2 Non-Voting Preferred Stock then outstanding. Any of the specific rights, powers, preferences and other terms of the Series Seed-2A Non-Voting Preferred Stock set forth herein may only be waived on behalf of all holders of Series Seed-2A Non-Voting Preferred Stock by the affirmative written consent or vote of the holders of a majority of the shares of Series Seed-2A Non-Voting Preferred Stock then outstanding.

8. Notices. Any notice required or permitted by the provisions of this Article Fourth to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

FIFTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

SIXTH: Subject to any additional vote required by this Second Amended and Restated Certificate of Incorporation, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

SEVENTH: Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

EIGHTH: Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

NINTH: To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Further, any disinterested failure to satisfy the requirements of Section 365 of the DGCL shall not, for the purposes of § 102(b)(7) or § 145 of the DGCL, constitute an act or omission not in good faith, or a breach of the duty of loyalty. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article Ninth to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article Ninth by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

TENTH: To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Tenth shall not (a) adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification or (b) increase the liability of any director of the Corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

ELEVENTH: The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries, or (ii) any holder of capital stock of the Corporation or any partner, member, director, stockholder, employee, affiliate or agent of any such holder, other than someone who is an employee of the Corporation or any of its subsidiaries (collectively, the persons referred to in clauses (i) and (ii) are "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation while such Covered Person is performing services in such capacity.

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3. That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. That this Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Amended and Restated Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this Second Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 3rd day of June, 2021.

By: ______________________________
Joshua Montgomery, President